UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Stock Option Grant

1.	Structure

A.	Recipients

Name	Position	Number of shares issuable
		Type of shares	Number of shares
Park, Jung Ho	Representative Director and Chief Executive Officer	Registered common shares	111,106
Ryu, Young Sang	Executive Director and Head of MNO Business	Registered common shares	2,353
Kang, Jong Ryeol	Head of ICT Infra Center	Registered common shares	2,048
Ha, Hyung Il	Head of Corporate Center 2	Registered common shares	1,961
Kim, Yoon	Head of AIX Center	Registered common shares	1,874
Huh, Seok Joon	Head of Private Placement Group	Registered common shares	1,852
Yoon, Poong Young	Head of Corporate Center 1	Registered common shares	1,743
Ha, Seong Ho	Head of Corporate Relations Center	Registered common shares	1,656
Cho, Dong Hwan	Head of IT Innovation Center	Registered common shares	1,525
Lee, HyunA	Head of AI Service Unit	Registered common shares	1,525
Total:		Registered common shares	127,643

B.	Share Type : Common Share (treasury shares), cash settlement

C.	Grant date: March 26, 2020

D.	Number of Shares : 127,643 shares

E.	Exercise period: March 27, 2023 – March 26, 2027

F.

Exercise price: Won 192,260 (This price was calculated as the arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week.)

2.	Overview of Conditions

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The exercise price and the number of the stock options may be adjusted through the stock option grant agreement or by resolution by the Board in the event of any capital increase, stock dividend, capital transfer of reserves or changes in stock value due to a stock split or a merger after the grant date.

•	If the recipient leaves the company before the second anniversary of the grant date, all of his or her stock options will be cancelled.

•	If the recipient leaves the company on or after the second anniversary of the grant date and before the third anniversary of the grant date, only two-thirds of his or her options will be exercisable.

•	If the recipient remains employed by the company on the third anniversary of the grant date, all of his or her options will be exercisable.

•	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: March 26, 2020

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